UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 002-29180
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ProLogis 401(k) Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ProLogis
4545 Airport Way
Denver, CO 80239

PROLOGIS
401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
The Plan Administrator
ProLogis 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
KPMG LLP
Denver, Colorado
June 17, 2008

PROLOGIS
401(k) SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits

	December 31,
	2007	2006
Assets:
Investments, at fair value:
ProLogis common stock	$15,078,820	$15,151,580
Common collective trust	6,204,654	6,452,880
Mutual funds	42,167,340	35,765,095
Self directed brokerage account	478,149	388,696
Participant loans	428,917	340,052

Total investments, at fair value	64,357,880	58,098,303

Net assets available for plan benefits at fair value	64,357,880	58,098,303

Adjustment from fair value to contract value for fully benefit-responsive contracts	(46,947)	62,094

Net assets available for plan benefits	$64,310,933	$58,160,397

See accompanying notes to financial statements.

PROLOGIS
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2007	2006
Additions:
Contributions:
Employer	$726,871	$52,700
Participants	3,357,002	3,073,814
Rollover	1,430,927	264,079

Total contributions	5,514,800	3,390,593

Investment income:
Net appreciation in fair value of investments	1,593,442	6,877,984
Interest and dividends	2,089,109	1,701,836

Total investment income	3,682,551	8,579,820

Assets transferred from the Catellus Development Corporation Profit Sharing and Savings Plan	—	30,523,960

Total additions	9,197,351	42,494,373

Deductions:
Benefits paid to participants	3,042,247	8,493,688
Administrative expenses	4,568	3,096

Total deductions	3,046,815	8,496,784

Net increase during the year	6,150,536	33,997,589

Net assets available for plan benefits:
Beginning of year	58,160,397	24,162,808

End of year	$64,310,933	$58,160,397

See accompanying notes to financial statements.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements

(1)	Description of the Plan

The following description of the ProLogis 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan established by ProLogis (ProLogis and/or the Company). The Plan covers all eligible employees of the Company who have attained the age of 21. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Plan Merger

On September 15, 2005, Catellus Development Corporation, a publicly traded real estate investment trust, (Catellus) merged with and into Palmtree Acquisition Corporation, one of the Company’s subsidiaries, pursuant to an Agreement and Plan of Merger dated as of June 6, 2005, as amended (the Merger). Eligible employees of Catellus began participating in the Plan after September 15, 2005. Catellus maintained the Catellus Development Corporation Profit Sharing and Savings Plan (Catellus Plan) prior to the Merger. The Catellus Plan merged into the Plan effective January 3, 2006. Total assets of $30,523,960 were transferred from the Catellus Plan to the Plan by January 3, 2006. Any benefits accrued under the Catellus Plan shall be preserved under the Plan and shall not be affected, reduced or eliminated as a result of the merger of the Catellus Plan into the Plan.

(c)	Contributions

Participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, not to exceed $15,500 and $15,000 ($20,500 and $20,000 if age 50 or older) in 2007 and 2006, respectively. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2007 and 2006.

(d)	Participant Accounts

Each participant’s account is credited with the participant contributions, Company contributions, and an allocation of Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s account balance.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(e)	Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions vest based upon the following schedule:

Years of service	Vesting percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%
(f)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into various investment options. Participant contributions may be invested in any or all of the investment options.

For 2006, Company matching contributions were invested in the Company’s common stock. Beginning January 1, 2007, the Company matching contributions deposited to the participant’s account follow the investment allocation of the participant’s elective deferral and participants are allowed to exchange out of the Company’s common stock immediately.

(g)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump-sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59 1/2, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses), and the vested portion of Company contributions.

(h)	Forfeited Accounts

If a participant is not 100% vested and receives a distribution of Company contributions, the dollars left in the Plan are called forfeitures. Unused forfeitures totaled approximately $200 and $528,000 at December 31, 2007 and 2006, respectively. Forfeiture allocations from Company discretionary contributions are used to reduce future Company discretionary contributions. There were no forfeiture amounts used for future Company discretionary contributions during 2007 or 2006. Forfeiture allocations from Company match contributions are used to reduce future Company match contributions. In 2007 and 2006, the amount of forfeitures used for Company match contributions was approximately $628,000 and $1,109,000, respectively.

(i)	Loans to Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the participant’s account balance. Interest rates on participant’s loans range from 5% to 9.25% at December 31, 2007 and 2006, respectively. Principal and interest is paid ratably through regular payroll deductions.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(j)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results may differ from those estimates.

(c)	New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. Contract value for this common collective trust is based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the statements of net assets available for plan benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for plan benefits is prepared on a contract value basis.

In July 2006, Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”) was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on various income tax accounting issues, including derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning January 1, 2007. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principals and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. SFAS 157 is effective for the fiscal year beginning January 1, 2008. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No.157” (“FSP FAS 157-2”), that delays the effective date of SFAS 157’s fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Fair value measurements identified in FSP FAS 157-2 will be effective for the fiscal year beginning January 1, 2009. The adoption of SFAS 157 will primarily impact the valuation of the financial instruments, as discussed above, which we do not expect to materially impact the statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds and common stock are based on quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

The investment contracts included in the common collective trust are presented at fair value on the statement of net assets available for plan benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Net Appreciation in Fair Value of Investments

Net realized and unrealized gains and losses, as reported in the accompanying Statement of Changes in Net Assets Available for Plan Benefits, is the cumulative difference between the fair value and the related cost of the Plan’s investments. Such income is allocated to participants’ accounts based on relative participant account balances.

(f)	Administrative Expenses and Distributions

The majority of administrative expenses of the Plan are paid by the Company. Unless paid by the Company, such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law.

(g)	Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(3)	Investments

The investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

	2007		2006
ProLogis common stock	$15,078,820		$15,151,580
Vanguard Growth Index Fund Investor Shares	4,003,449		3,325,368
Vanguard Target Retirement 2025	3,297,542		*
Vanguard 500 Index Fund Investor Shares	8,331,626		8,277,111
Vanguard Retirement Savings Trust	6,157,707	(a)	6,514,974	(a)

*	Not greater than 5% of net assets at respective year end.

(a)	Represents contract value at December 31, 2007 and 2006.
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Mutual funds	$948,299	$3,226,667
ProLogis common stock	701,083	3,657,198
Self directed brokerage account	(55,940)	(5,881)

	$1,593,442	$6,877,984

(4)	Nonparticipant-Directed Investments

Through December 31, 2006, the Company common stock was an investment option that contained both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to this investment option as of and for the year ended December 31, 2006 is as follows:

Net assets:
ProLogis common stock	$15,151,580

Changes in net assets:
Employer contributions	52,700
Participant contributions, including loan repayments	257,485
Net appreciation in fair value	3,657,198
Interest and dividends	412,284
Benefits paid to participants	(1,701,425)
Net interfund transfers	(30,423)
Administrative expenses	(630)

$2,647,189

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(5)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated April 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been subsequently amended, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2007 and 2006.

(7)	Related Party Transactions

Certain Plan investments represent shares of a common collective trust, common stock, self directed brokerage account and mutual funds managed by Vanguard Fiduciary Trust Company (Vanguard) as of December 31, 2007 and 2006, respectively. Vanguard is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest transactions.

Certain Plan investments represent shares of common stock of the Company as of December 31, 2007 and 2006. The Company is the plan sponsor as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest transactions.

(8)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks such as, significant world events, interest rate, credit, and overall market volatility. The plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

The Plan has a concentration of investments in ProLogis common stock. A change in the value of the Company common stock could cause the value of the Plan’s net assets available for plan benefits to change due to this concentration.

Schedule 1
PROLOGIS
401(k) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of party involved/
description of asset	Current value

ProLogis common stock*	$15,078,820

Common Collective Trust:
Vanguard Retirement Savings Trust*+	6,157,707

Mutual Funds:
ABN AMRO Growth*	182,868
Allianz CCM Mid-Cap Fund*	113,534
American Beacon International Equity Fund*	373,060
Ariel Appreciation Fund*	56,915
Artisan International Fund*	328,621
Cohen & Steers Realty Shares*	224,356
Davis New York Venture Fund*	1,733,202
Harbor Capital Appreciation Fund*	2,334,140
Hotchkis Mid-Cap Value Fund*	461,716
ICAP Equity Fund*	228,937
Julius Baer International Equity Fund*	1,270,684
PIMCO CCM Emerging Companies Fund*	143,065
PIMCO Total Return Fund*	3,052,801
Turner Small-Cap Growth Fund*	141,476
Third Avenue Small-Cap Value Fund*	544,123
Turner Mid-Cap Growth Fund*	331,253
Mid-Cap Equity Portfolio*	40,132
Vanguard 500 Index Fund Investor Shares*	8,331,626
Vanguard Balanced Index Fund Investor Shares*	1,814,039
Vanguard Growth Index Fund Investor Shares*	4,003,449
Vanguard Intermediate-Term Bond Index Fund*	687,611
Vanguard Mid-Cap Index Fund*	1,001,504
Vanguard REIT Index Fund*	878,100
Vanguard Small-Cap Growth Index*	1,791,504
Vanguard Small-Cap Value Index*	1,041,383
Vanguard Target Retirement 2005*	389,002
Vanguard Target Retirement 2015*	225,752
Vanguard Target Retirement 2025*	3,297,542
Vanguard Target Retirement 2035*	1,569,360
Vanguard Target Retirement 2045*	606,366
Vanguard Target Retirement Income*	131,880
Vanguard Total International Stock Index*	2,677,008
Vanguard Value Index Fund Investor Shares*	2,160,331

Total mutual funds	42,167,340

*	Represents a party-in-interest transaction.

+	Reflected at contract value

See accompanying Report of Independent Registerd Public Accounting Firm.	(Continued)

Schedule 1 (continued)
PROLOGIS
401(k) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of party involved/
description of asset	Current value

Self Directed Brokerage Account — VGI Brokerage Option:*
Cash:	40
Common Stocks:
Adobe Systems Inc Del	17,092
Bebe Stores Inc Com	120,884
Boston Scientific Corp	13,956
Crucell N V Sponsored ADR	3,308
Deep Field Technologies Inc.	3
Invoice Technology Inc. Cl A	1
Ishares Inc MSCI Singapore Index FD	16,548
Ishares Inc MSCI Hong Kong Index Fd	14,255
Ivoice Inc Com New	2
Medtronic Inc	15,081
Middleby Corp	15,324
Motorola Inc	16,040
Omnicare Inc.	4,562
Qualcomm Inc.	9,838
Sabmiller PLC Sponsored ADR	8,565
Starbuck’s Corp.	9,212
Stryker Corp.	6,725
Thomas Pharmaceuticals Ltd	2
Wellpoint Inc Com	21,933

Mutual Funds:
Wells Fargo Government Money Market Fund	43,369
Baron Small Cap Fund	48,157
Loomis Sayles Bond Fund Retail	38,638
Pimco Commodity Realreturn Strategy Fund	30,218
UMB Scout Worldwide Fund	24,396

Total self directed brokerage account	478,149

Participant Loans, 5% to 9.25%*	428,917

Total investments, at fair value	$64,310,933

*	Represents a party-in-interest.
See accompanying Report of Independent Registerd Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Development and Compensation Committee of the ProLogis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ProLogis 401(k) Savings Plan (Name of Plan)

Dated: June 17, 2008	By:	/s/ William E. Sullivan
William E. Sullivan

Exhibit Index

No.	Description

23.2	Consent of Independent Registered Public Accounting Firm.